Filed Pursuant to Rule 424(b)(3)

Registration No. 333-119199

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

Supplement, Dated March 23, 2005

To Prospectus, Dated February 11, 2005

Effective April 1, 2005, the following disclosure regarding director compensation and benefits supercedes that contained on page 51 of the attached prospectus.

Directors’ Compensation and Benefits

Our non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings, but are not compensated for telephonic meetings. Commencing with board meetings after the effective date of our initial public offering, each non-employee director will be paid $5,000 per board meeting.

Each committee member, excluding the chair of the committee, will be paid $1000 for each committee meeting attended. There is no annual retainer paid to any director. The chair of the audit committee is paid an annual fee of $40,000. The lead independent director will chair the compensation and governance committees and perform the duties required by those positions in addition to his duties as lead independent director. The lead independent director is paid an annual fee of $60,000, but is not paid any additional sum for his role as chair of the compensation and governance committees. The chair of our European compliance committee is paid an annual fee of $60,000. Upon the effective date of the initial public offering, and after compliance with all State and Federal securities regulations, each non-employee director will receive a fully vested option to purchase 50,000 shares of our common stock at the initial public offering price.